Filed Pursuant to
                                                     Rules 424(b)(3) and
                                                     424(c) of the Securities
                                                     Act of 1933 Registration
                                                     No. 333-15381

                              Prospectus Supplement
                              ---------------------

                            Supplement to Prospectus
                                      dated
                                January 10, 1997
                    as supplemented by Prospectus Supplements
                                      dated
                         March 27, 1997 and May 22, 1997


                            TREX MEDICAL CORPORATION
                                    1,962,000
                                  Common Stock

        This prospectus supplement relates to 1,962,000 shares of Common Stock, par value $.01 per share, of Trex Medical Corporation (the "Company").

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        No dealer, salesman or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the company or by any other person. All information contained in this Prospectus is as of the date of this Prospectus. This Prospectus does not constitute any offer to sell or a solicitation of any offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not be lawfully made. Neither the delivery of this Prospectus nor any sale or distribution made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                      ____________________________________

   August 20, 1997
PAGE

   Item 1 - Financial Statements
   -----------------------------

                            TREX MEDICAL CORPORATION

                           Consolidated Balance Sheet
                                   (Unaudited)

                                     Assets


                                                    June 28,  September 28,
   (In thousands)                                       1997           1996
   ------------------------------------------------------------------------

   Current Assets:
     Cash and cash equivalents                      $ 30,232       $ 33,966
     Accounts receivable, less allowances
       of $1,291 and $1,264                           41,584         29,104
     Inventories:
       Raw materials and supplies                     27,295         20,513
       Work in process                                11,509          9,218
       Finished goods                                  5,128          3,279
     Prepaid expenses                                  1,182          1,316
     Prepaid income taxes                              5,712          5,712
                                                    --------       --------

                                                     122,642        103,108
                                                    --------       --------

   Property, Plant, and Equipment, at Cost            22,068         17,259
     Less: Accumulated depreciation and
           amortization                                5,539          3,489
                                                    --------       --------

                                                      16,529         13,770
                                                    --------       --------

   Cost in Excess of Net Assets of Acquired
     Companies                                        82,406         83,972
                                                    --------       --------

                                                    $221,577       $200,850
                                                    ========       ========




















                                        2
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






                            TREX MEDICAL CORPORATION

                     Consolidated Balance Sheet (continued)
                                   (Unaudited)

                    Liabilities and Shareholders' Investment


                                                    June 28,  September 28,
   (In thousands except share amounts)                  1997           1996
   ------------------------------------------------------------------------

   Current Liabilities:
     Accounts payable                               $ 14,305       $ 12,598
     Accrued payroll and employee benefits             3,976          4,616
     Accrued income taxes                              8,359          2,010
     Accrued warranty costs                            5,996          5,344
     Customer deposits                                 3,513          3,414
     Accrued commissions                               3,326          1,938
     Other accrued expenses                            9,433         10,265
     Due to affiliated companies                         700          3,089
                                                    --------       --------

                                                      49,608         43,274
                                                    --------       --------

   Deferred Income Taxes                                 170            170
                                                    --------       --------

   Long-term Obligations:
     4.2% Subordinated convertible note, due to
       parent company                                  8,000          8,000
     Other                                                71            109
                                                    --------       --------

                                                       8,071          8,109
                                                    --------       --------

   Shareholders' Investment (Note 3):
     Common stock, $.01 par value, 50,000,000
       shares authorized; 28,892,630 and
       28,592,630 shares issued and outstanding          289            286
     Capital in excess of par value                  143,783        139,667
     Retained earnings                                19,656          9,344
                                                    --------       --------

                                                     163,728        149,297
                                                    --------       --------

                                                    $221,577       $200,850
                                                    ========       ========

   The accompanying notes are an integral part of these consolidated financial statements.










                                        3
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





                            TREX MEDICAL CORPORATION

                        Consolidated Statement of Income
                                   (Unaudited)


                                                      Three Months Ended
                                                   -----------------------
                                                   June 28,       June 29,
   (In thousands except per share amounts)             1997           1996
   -----------------------------------------------------------------------

   Revenues (includes $2,604 and $3,100 from
     affiliated companies; Note 2)                 $58,103        $36,681
                                                   -------        -------

   Costs and Operating Expenses:
     Cost of revenues (includes $1,554 and
       $1,506 for affiliated companies
       revenues; Note 2)                            34,818         20,720
     Selling, general, and administrative
       expenses                                     10,786          6,835
     Research and development expenses (Note 2)      6,164          4,775
                                                   -------        -------

                                                    51,768         32,330
                                                   -------        -------

   Operating Income                                  6,335          4,351

   Interest Income                                     437            176
   Interest Expense, Related Party                     (84)          (412)
   Other Income (Expense), Net                         188            (28)
                                                   -------         ------

   Income Before Provision for Income Taxes          6,876          4,087
   Provision for Income Taxes                        3,216          1,918
                                                   -------        -------

   Net Income                                      $ 3,660        $ 2,169
                                                   =======        =======

   Earnings per Share:
     Primary                                       $   .13        $   .10
                                                   =======        =======
     Fully diluted                                 $   .13        $   .09
                                                   =======        =======

   Weighted Average Shares:
     Primary                                        28,893         22,386
                                                   =======        =======
     Fully diluted                                  28,893         25,694
                                                   =======        =======


   The accompanying notes are an integral part of these consolidated financial statements.







                                        4
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





                            TREX MEDICAL CORPORATION

                        Consolidated Statement of Income
                                   (Unaudited)


                                                       Nine Months Ended
                                                    -----------------------
                                                    June 28,       June 29,
   (In thousands except per share amounts)              1997           1996
   ------------------------------------------------------------------------

   Revenues (includes $10,455 and $5,612 from
     affiliated companies; Note 2)                  $171,661      $103,510
                                                    --------      --------

   Costs and Operating Expenses:
     Cost of revenues (includes $6,360 and
       $2,688 for affiliated companies
       revenues; Note 2)                             105,173        58,312
     Selling, general, and administrative
       expenses                                       30,249        20,530
     Research and development expenses (Note 2)       18,508        12,945
                                                    --------      --------

                                                     153,930        91,787
                                                    --------      --------

   Operating Income                                   17,731        11,723

   Interest Income                                     1,431           616
   Interest Expense, Related Party                      (252)       (1,284)
   Other Income, Net                                     402             7
                                                    --------      --------

   Income Before Provision for Income Taxes           19,312        11,062
   Provision for Income Taxes                          9,000         5,159
                                                    --------      --------

   Net Income                                       $ 10,312      $  5,903
                                                    ========      ========

   Earnings per Share:
     Primary                                        $    .36      $    .27
                                                    ========      ========
     Fully diluted                                  $    .36      $    .26
                                                    ========      ========

   Weighted Average Shares:
     Primary                                          28,804        21,839
                                                    ========      ========
     Fully diluted                                    28,804        25,310
                                                    ========      ========


   The accompanying notes are an integral part of these consolidated financial statements.







                                        5
PAGE

                            TREX MEDICAL CORPORATION

                      Consolidated Statement of Cash Flows
                                   (Unaudited)


                                                       Nine Months Ended
                                                     ---------------------
                                                     June 28,     June 29,
   (In thousands)                                        1997         1996
   -----------------------------------------------------------------------

   Operating Activities:
     Net income                                     $ 10,312     $  5,903
     Adjustments to reconcile net income to net
       cash provided by operating activities:
         Depreciation and amortization                 3,716        2,302
         Provision for losses on accounts receivable     133           88
         Other noncash items                               6          (85)
         Changes in current accounts, excluding the
           effects of acquisition:
             Accounts receivable                     (12,613)      (2,964)
             Inventories                             (10,922)      (2,518)
             Other current assets                        134       (4,006)
             Accounts payable                          1,707         (438)
             Other current liabilities                 4,627        6,498
         Other                                           (73)           -
                                                    --------     --------

   Net cash provided by (used in) operating
     activities                                       (2,973)       4,780
                                                    --------     --------

   Investing Activities:
     Acquisition, net of cash acquired                     -      (18,817)
     Purchases of property, plant, and equipment      (4,842)      (2,515)
     Proceeds from sale of property, plant, and
       equipment                                           -           46
                                                    --------     --------

   Net cash used in investing activities              (4,842)     (21,286)
                                                     -------     --------

   Financing Activities:
     Net proceeds from issuance of Company
       common stock (Note 3)                           4,119       18,688
     Other                                               (38)          (5)
                                                    --------     --------

   Net cash provided by financing activities           4,081       18,683
                                                    --------     --------

   Increase (Decrease) in Cash and Cash
     Equivalents                                      (3,734)       2,177
   Cash and Cash Equivalents at Beginning of
     Period                                           33,966          202
                                                    --------     --------

   Cash and Cash Equivalents at End of Period       $ 30,232     $  2,379
                                                    ========     ========






                                        6
PAGE

                            TREX MEDICAL CORPORATION

                Consolidated Statement of Cash Flows (continued)
                                   (Unaudited)


                                                       Nine Months Ended
                                                     ---------------------
                                                     June 28,     June 29,
   (In thousands)                                        1997         1996
   -----------------------------------------------------------------------

   Noncash Activities:
     Fair value of assets of acquired Company       $      -      $28,956
     Cash paid for acquired Company                        -      (18,878)
                                                    --------     --------

       Liabilities assumed of acquired Company      $      -     $ 10,078
                                                    ========     ========

     Issuance of subordinated convertible note
       to parent company                            $      -     $ 42,000
     Conversion of subordinated convertible
       note by parent company                       $      -     $  3,000

   The accompanying notes are an integral part of these consolidated financial statements.

































                                        7
PAGE

                            TREX MEDICAL CORPORATION

                   Notes to Consolidated Financial Statements
   1.  General

       The interim consolidated financial statements presented have been prepared by Trex Medical Corporation (the Company) without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the financial position at June 28, 1997, the results of operations for the three- and nine-month periods ended June 28, 1997, and June 29, 1996, and the cash flows for the nine-month periods ended June 28, 1997, and June 29, 1996. Interim results are not necessarily indicative of results for a full year.

       The consolidated balance sheet presented as of September 28, 1996, has been derived from the consolidated financial statements that have been audited by the Company's independent public accountants. The consolidated financial statements and notes are presented as permitted by Form 10-Q and do not contain certain information included in the annual financial statements and notes of the Company. The consolidated financial statements and notes included herein should be read in conjunction with the financial statements and notes included in the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 1996, filed with the Securities and Exchange Commission.

   2.  Transactions With Affiliated Companies

       Revenues from affiliated companies in the accompanying statement of income includes $2,597,000 and $10,427,000 during the three- and nine-month periods ended June 28, 1997, respectively, for sales of laser systems to ThermoLase Corporation, a majority-owned subsidiary of ThermoTrex Corporation, the majority owner of the Company. During the three- and nine-month periods ended June 29, 1996, the Company sold laser systems to ThermoLase for aggregate revenues of $3,010,000 and $5,250,000, respectively.

       The Company was charged $500,000 and $1,500,000 by ThermoTrex in the three- and nine-month periods ended June 28, 1997, respectively, for research and development services provided under a license agreement. The Company was charged $450,000 and $1,350,000 under this agreement in the three- and nine-month periods ended June 29, 1996, respectively.

       During the three- and nine-month periods ended June 28, 1997, the Company purchased high-transmission cellular (HTC) grids valued at $127,000 and $609,000, respectively, from the Tecomet division of Thermo Electron Corporation, the majority owner of ThermoTrex, under a design and production arrangement. During the three- and nine-month periods ended June 29, 1996, the Company purchased HTC grids valued at $93,000.

   3.  Sale of Common Stock

       In December 1996, the Company sold 300,000 shares of its common stock at $14.50 per share, for net proceeds of approximately $4,119,000. Following the sale, ThermoTrex owned 79% of the Company's outstanding common stock.


                                        8
PAGE

   Item 2 - Management's Discussion and Analysis of Financial Condition and
   ------------------------------------------------------------------------
            Results of Operations
            ---------------------

       Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the caption "Forward-looking Statements" in Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 1996, filed with the Securities and Exchange Commission.

   Overview

       The Company designs, manufactures, and markets mammography equipment and minimally invasive stereotactic breast-biopsy systems, general- purpose radiography (X-ray) equipment, and X-ray imaging systems used for cardiac catheterization and angiography, as well as radiographic/ fluoroscopic procedures. The Company sells its systems worldwide principally through a network of independent dealers. In addition, the Company manufactures mammography and radiography systems as an original equipment manufacturer
   (OEM) for other medical equipment companies such as United States Surgical Corporation, General Electric Company, Inc., and the Philips Medical Systems North America Company subsidiary of Philips N.V. The Company has four operating units: Lorad, a manufacturer of mammography and stereotactic breast-biopsy systems; Bennett X-Ray Corporation, a manufacturer of general-purpose X-ray and mammography equipment; XRE Corporation, a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions; and Continental X-Ray Corporation, a manufacturer of general-purpose and specialized X-ray systems.

       The Company conducts all of its manufacturing operations in the United States and sells its products on a worldwide basis. The Company anticipates that an increasing percentage of its revenues will be from export sales. The Company's export sales are denominated in U.S. dollars; however, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies.

   Results of Operations

   Third Quarter Fiscal 1997 Compared With Third Quarter Fiscal 1996
   -----------------------------------------------------------------

       Revenues increased 58% to $58.1 million in the third quarter of fiscal 1997 from $36.7 million in the third quarter of fiscal 1996. Revenues increased $16.5 million as a result of the acquisitions of Continental in September 1996 and XRE in May 1996. Revenues at Lorad




                                        9
PAGE

   Third Quarter Fiscal 1997 Compared With Third Quarter Fiscal 1996
   -----------------------------------------------------------------
   (continued)

   increased 13% in fiscal 1997, primarily as a result of increased sales of higher-priced mammography systems.

       The gross profit margin declined to 40% in the third quarter of fiscal 1997 from 44% in the third quarter of fiscal 1996, primarily due to the mix of products sold at Lorad, as well as the inclusion of lower-margin revenues at Continental.

       Selling, general, and administrative expenses as a percentage of revenues remained constant at 19% in the third quarter of fiscal 1997 and fiscal 1996. Research and development expenses increased to $6.2 million in fiscal 1997 from $4.8 million in fiscal 1996. Research and development expenses increased $1.7 million due to the acquisitions of XRE and Continental, offset in part by lower expenses at Lorad due to the acceleration of product development expenses in 1996 for the Company's M-IV mammography system. Research and development expenses reflect the Company's continued efforts to develop and commercialize new products, including the full-breast digital mammography system and direct-detection X-ray sensor, as well as enhancements of existing systems.

       Interest income in the third quarter of fiscal 1997 primarily represents interest earned on the invested proceeds from the Company's initial public offering of common stock in July 1996, net of cash paid for the September 1996 acquisition of Continental. Interest expense, related party, represents interest associated with the $42.0 million principal amount 4.2% subordinated convertible note issued to ThermoTrex. Interest expense decreased in fiscal 1997, compared with fiscal 1996, as a result of the conversion by ThermoTrex of $34.0 million principal amount, primarily in the fourth quarter of fiscal 1996.

       The effective tax rate was 47% in the third quarter of fiscal 1997 and fiscal 1996. The effective tax rate exceeds the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

   First Nine Months Fiscal 1997 Compared With First Nine Months Fiscal 1996
   -------------------------------------------------------------------------

       Revenues increased 66% to $171.7 million in the first nine months of fiscal 1997 from $103.5 million in the first nine months of fiscal 1996. Revenues increased $50.7 million as a result of the acquisitions of Continental in September 1996 and XRE in May 1996. Revenues at Lorad increased 21% in fiscal 1997 as a result of increased sales of higher-priced mammography systems, increased sales of lasers to ThermoLase, and increased demand for biopsy systems.

       The gross profit margin declined to 39% in the first nine months of fiscal 1997 from 44% in the first nine months of fiscal 1996, primarily due to the mix of products sold at Lorad, as well as the inclusion of lower-margin revenues at Continental.




                                       10
PAGE

   First Nine Months Fiscal 1997 Compared With First Nine Months Fiscal 1996
   -------------------------------------------------------------------------
   (continued)

       Selling, general, and administrative expenses as a percentage of revenues decreased to 18% in the first nine months of fiscal 1997 from 20% in the first nine months of fiscal 1996, primarily due to increased revenues at Lorad and Bennett and, to a lesser extent, lower advertising and other selling expenses at Bennett. Research and development expenses increased to $18.5 million in fiscal 1997 from $12.9 million in fiscal 1996. Research and development expenses increased $5.4 million due to the acquisitions of XRE and Continental, and reflect the Company's continued efforts to develop and commercialize new products, including the full-breast digital mammography system and direct-detection X-ray sensor, as well as enhancements of existing systems.

       Interest income in the first nine months of fiscal 1997 primarily represents interest earned on the invested proceeds from the Company's initial public offering of common stock in July 1996, net of cash paid for the September 1996 acquisition of Continental. Interest expense, related party, represents interest associated with the $42.0 million principal amount 4.2% subordinated convertible note issued to ThermoTrex. Interest expense decreased in fiscal 1997, compared with fiscal 1996, as a result of the conversion by ThermoTrex of $34.0 million principal amount, primarily in the fourth quarter of fiscal 1996.

       The effective tax rate was 47% in the first nine months of fiscal 1997 and fiscal 1996. The effective tax rate exceeds the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

   Liquidity and Capital Resources

       Consolidated working capital was $73.0 million at June 28, 1997, compared with $59.8 million at September 28, 1996. Included in working capital are cash and cash equivalents of $30.2 million at June 28, 1997, compared with $34.0 million at September 28, 1996.

       Net cash used in operating activities was $3.0 million in the first nine months of fiscal 1997. During this period, $10.9 million and $12.6 million of cash was used to fund increases in inventories and accounts receivable, respectively. Inventories increased primarily to support the Company's increased sales, new product introductions at Bennett and Lorad, and, to a lesser extent, materials required for commitments under an OEM agreement. The increase in accounts receivable resulted primarily from the timing of third quarter shipments at Lorad, as well as the Company's increased sales to international customers, which have longer payment cycles.

       The Company expended $4.8 million for property, plant, and equipment in the first nine months of fiscal 1997 and expects to make capital expenditures of approximately $1.1 million during the remainder of the fiscal year.




                                       11
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





   Liquidity and Capital Resources (continued)

       In December 1996, the Company issued 300,000 shares of its common stock in a private placement for net proceeds of approximately $4.1 million.

       Although the Company generally expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for any acquisition of a business or technology. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing, and/or short-term borrowings from ThermoTrex or Thermo Electron Corporation, although it has no agreement with these companies to ensure funds will be available on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.




   AA972320001





































                                       12